SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1 )*

                        Royce Micro-Cap Trust, Inc.
                             (Name of Issuer)

                               Common Stock
                      (Title of Class of Securities)

                                 780915104
                              (CUSIP Number)

 Charles M. Royce, 1414 Avenue of the Americas, New York, New York 10019,
                              (212) 486-1445
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                          February 21, 1996
                   (Date of Event which Requires Filing
                            of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement: [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     (Continued on following page(s))


                             Page 1 of 5 Pages

CUSIP No. 780915104               13D                     Page 2 of 5 Pages

  1

      NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Charles M. Royce
  2

      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) []
                                                        (b) []
  3

      SEC USE ONLY

  4

      SOURCE OF FUNDS*

      PF
  5

      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                 []

  6
      CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.

   NUMBER OF
    SHARES
 BENEFICIALLY
   OWNED BY
     EACH
  REPORTING
   PERSON
    WITH

         7      SOLE VOTING POWER

                684,967 shares

         8      SHARED VOTING POWER


         9      SOLE DISPOSITIVE POWER

                684,967 shares

        10      SHARED DISPOSITIVE POWER


        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                REPORTING PERSON

                684,967 shares

        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                              []


                             Page 2 of 5 Pages

CUSIP No. 780915104               13D                     Page 3 of 5 Pages


  13

      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.08%
  14

      TYPE OF REPORTING PERSON*

      IN

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!






















                             Page 3 of 5 Pages

CUSIP No. 780915104               13D                     Page 4 of 5 Pages

Item 1. Security and Issuer.

     The title of the class of equity securities to which this statement relates is Common Stock.

     The name and address of the principal executive offices of the Issuer are:

               Royce Micro-Cap Trust, Inc.
               1414 Avenue of the Americas
               New York, New York 10019


Item 2. Identity and Background.

(a)  The name of the person filing this statement is Charles M. Royce.

(b)  Mr. Royce's business address is 1414 Avenue of the Americas,
     New York, New York 10019.

(c) Mr. Royce is President, Chief Investment Officer, Secretary, Treasurer and sole director and sole voting shareholder of Quest Advisory Corp., a registered investment adviser whose clients include the Issuer and other registered investment companies. He is director/trustee, President and Treasurer of the Issuer and such other investment companies. These companies are located at 1414 Avenue of the Americas, New York, New York 10019.

     Mr. Royce is also managing general partner of Quest Management Company, a registered investment adviser whose address is 8
     Sound Shore Drive, Greenwich, Connecticut 06830.

(d)  Not applicable.

(e)  Not applicable.

(f)  Mr. Royce is a citizen of the United States.


Item 3. Source and Amount of Funds or Other Consideration.

     From March 24, 1995, the date immediately following the day as of which Mr. Royce's beneficial holdings of the Issuer's Common Stock increased to over 5% of the outstanding shares of such class (i.e., 5.04%), through and including February 21, 1996, the date on which Mr. Royce's beneficial holdings of the Issuer's Common Stock increased in excess of one additional percentage point therefrom (i.e., 6.08%), Mr. Royce acquired a total of 136,535 shares of the Issuer's Common Stock in open-market transactions effected on various dates for an aggregate purchase price of $901,378.15. This amendment to Mr. Royce's Schedule 13D is being filed as a result of his acquisition on February 21, 1996 of 9,700 shares at $7.5625 per share. Mr. Royce used his own personal funds to pay for the shares of the Issuer's Common Stock he acquired in these transactions.

                             Page 4 of 5 Pages

CUSIP No. 780915104               13D                     Page 5 of 5 Pages

Item 4. Purpose of Transaction.

     Mr. Royce purchased the shares of the Issuer's Common Stock as an investment for his own account.

Item 5. Interest in Securities of Issuer.

(a) Mr. Royce beneficially owned 684,967 shares or 6.08% of the Issuer's outstanding Common Stock as of February 21, 1996.

(b) Mr. Royce has sole voting and sole dispositive powers as to all of the shares shown in item 5(a) above.

(c) In the 60 days prior to the date of filing of this statement, Mr. Royce effected the following purchases of the Common Stock of the Issuer, all of which were effected in the open market:

 (1) on February 7, 1996: 5,000 shares at $7.65625 per share;
 (2) on February 7, 1996: 8,000 shares at $7.5663 per share; and
 (3) on February 20, 1996: 7,300 shares at $7.5625 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships
With Respect to
        Securities of the Issuer

     Not applicable.

Item 7. Materials to be Filed as Exhibits.

     Not applicable.


                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           March 13, 1996
                                                (Date)

                                        /s/ Charles M. Royce
                                             (Signature)

                                            Charles M. Royce


















                              Page 5 of 5 Pages